December 23, 1996


Mr. Bernard M. Hirl
Chief Financial Officer
Titan Corporation
3033 Science Park Road
San Diego, California  92121


Re: Amended Restated Loan and Security Agreement dated as of the 24th of May, 1996, by and between Crestar Bank (the Lender). Eldyne, Inc., Unidyne Corporation, and DCS Acquisition Sub, Inc. (the Borrowers).


Dear Mr. Hirl:

Please accept this letter as formal modification of the referenced Loan and Security Agreement as follows:

1. The Termination Date, as defined on Page 10 in section 1.1 of the Agreement, is amended to reflect a new date of May 31, 1997.

2. Regarding the Tangible Net Worth as defined on Page 10 in section 1.1 of the Agreement, the Lender and the Borrowers have agreed that for purposes of calculating this figure, payables due to Titan Corporation may be offset against the original cost of goodwill and intercompany receivables (both considered intangible assets) when calculating this figure for covenant compliance purposes (a "net" calculation). The net difference between the original cost of the goodwill/intercompany receivables and the amounts payable to Titan Corporation will affect the Tangible Net Worth calculation only to the extent of a "net" reduction to the Tangible Net Worth figure. At no time will a "net" Titan Corporation payables balance serve to increase the Tangible Net Worth figure.

3. Section 6.2, part (e) and part (f) of Debt, shall be amended to read as follows:
                        (e) Debt of DCS to Eldyne, provided that the aggregate amount thereof shall not exceed $1,500,000 at any time outstanding:
                        (f) Debt of DCS to Unidyne provided that the aggregate amount thereof shall not exceed $1,000,000 at any time outstanding;
and

4. Section 7.1, part (d) of Eldyne Tangible Net Worth, shall be amended to read as follows:
                        $2,500,000 as of December 31, 1996, and at all times thereafter.

5. Section 7.2, part (d) of Eldyne Leverage, shall be amended to read as follows:
                        3.1 to 1 as of December 31, 1996, and at all times thereafter.

6.     Section 7.3, Eldyne Interest Coverage, shall be deleted.

7.     Section 7.8, part (a), shall be amended to read as follows:
                        $500,000 in the case of Eldyne, and

Mr. Hirl, these modifications are effective immediately. Please contact me directly should you have any questions in this regard. Thank you for this opportunity to be of assistance to your organizations. Please indicate your acceptance of this amendment by having all parties sign and date where indicated below, returning the original document to my office as quickly as possible, but no later than January 6, 1997.

Sincerely,


/s/
Timothy J. Duggan
Vice President
Technology & Government Division

Accepted and Agreed:  Eldyne, Inc.

By:/s/                                        Date: 12/23/96
Name:  Gene W. Ray
Title:  Chief Executive Officer

Accepted and Agreed:  Undiyne Corporation

By: /s/                                       Date: 12/23/96
Name:  Gene W. Ray
Title: Chief Executive Officer

Accepted and Agreed:  DCS Acquisition Sub, Inc.

By:  /s/                                      Date: 12/23/96
Name: Gene W. Ray
Title: Chief Executive Officer


Accepted and Agreed:  Titan Corporation, Guarantor

By: /s/                                      Date:  12/23/96
Name:  Gene W. Ray
Title: Chief Executive Officer